UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0045
Expires: June 30, 2007
Estimated average burden hours per response.... 38.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49764




07001737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ECHOtrade, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle, Ste. 3100
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andy Reeb (312) 260-5235
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
OCT 09 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

191 N. Wacker Dr., Ste. 1400 (Address) Chicago (City) IL (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 18 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Andy Reeb**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ECHOtrade, LLC**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

Notary Public


REBECCA G. SCHEMBER
NOTARY PUBLIC STATE OF ARIZONA
PINAL COUNTY
My Commision Expires
February 8, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
ECHOtrade, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of ECHOtrade, L.L.C. as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ECHOtrade, L.L.C. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2007

ECHOtrade, L.L.C.

Statement of Financial Condition
December 31, 2006

Assets		
Cash	$	376,546
Securities owned, at market value		40,491,463
Receivable from broker-dealer		47,698,502
Furniture and equipment, net of accumulated depreciation of $125,650		137,063
Other assets		73,820
	$	88,777,394
Liabilities and Members' Capital		
Liabilities		
Securities sold, not yet purchased, at market value	$	65,557,042
Accounts payable and accrued expenses		818,040
		66,375,082
Members' Capital		22,402,312
	$	88,777,394

The accompanying notes are an integral part of the statement of financial condition.

ECHOtrade, L.L.C.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: ECHOtrade, L.L.C. (the Company), is a Delaware limited liability company established on November 11, 1996. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company's primary business operation is to facilitate proprietary trading of securities and equity options by its members. The Company's principal operations are located in Chicago, Illinois. The Company's securities transactions are cleared through Pax Division of Merrill Lynch Professional Clearing Corporation (Pax) on a fully disclosed basis. The Company is scheduled to terminate operations on December 31, 2026.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Securities transactions and related income and expenses are recorded on the trade date basis. Net trading gains include realized and unrealized trading gains and losses, interest income, interest expense, dividend income and dividend expense.

Securities owned and securities sold, not yet purchased: Securities owned and securities sold, not yet purchased are recorded at market value using last sales prices on the respective exchanges, with unrealized gains and losses reflected in net trading gains on the statement of operations.

Furniture and equipment: Furniture and equipment are recorded at cost. Depreciation is provided on a straight-line basis using a five-year estimated life.

Income taxes: The Company is a Delaware limited liability company and is not subject to federal income tax. The members' respective shares of the Company's income or loss are reportable on their separate federal and state income tax returns.

Note 2. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2006, securities owned and securities sold, not yet purchased, are comprised of:

	Owned	Sold, Not Yet Purchased
Equity securities	$ 39,841,748	$ 64,180,576
Listed options	649,715	1,376,466
	$ 40,491,463	$ 65,557,042

Note 3. Related Party Transactions

The allocation of net income between the managing and general members is based upon actual trading results in an individual members' trading account. In addition, a transaction based clearing and execution fee which includes an allocation of corporate overhead is charged to the general members by the Managing Members.

Pursuant to the terms of the Company's Operating Agreement, any losses incurred by an individual member in excess of his or her capital account will be charged to the Managing Members and then, at their discretion, pro rata to other general members, as further defined in the operating agreement.

The Company's Operating Agreement provides for the expulsion, at the Managing Members' discretion, of a member for failure to cure a deficit in their capital account.

Note 4. Financial Instruments with Off Balance Sheet Risk and Concentration of Credit Risk

Member transactions are introduced to and cleared through Pax. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its members in meeting contractual obligations. In conjunction with this guarantee, the Company seeks to control the risks associated with its member activities by requiring members to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the members may be required to deposit additional collateral, or reduce positions, where necessary.

Additionally, Pax as the sole clearing broker for the Company, represents a concentration of credit risk. The Company does not anticipate nonperformance by Pax. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company, as part of its normal business activities, sells short securities and options in its trading inventory. In the event that market values significantly change, the Company is exposed to potential losses due to its obligation to cover such short security positions or potentially liquidate long security positions at prevailing market rates assigned resulting from carrying open short option positions. At December 31, 2006, the Company maintained short security positions in equities and options with market values of $64,180,576 and $1,376,466, respectively. The Company monitors such risk on a daily basis.

Concentrations of credit risk: As a securities broker-dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair members' and/or counterparties' abilities to satisfy their obligations to the Company. The Company controls its exposure to credit risk by continually monitoring its members' positions, and where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions.

Market risk: Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function.

Risk reports are produced and reviewed daily by management to mitigate market risk. These reports provide a summary of Member accounts not meeting minimum equity requirements, accounts which possess a concentration within a single security or series of securities, and accounts whose equity falls below the Company's minimum requirements given a valuation change in the respective member's investment portfolio.

Note 5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $7,503,789, which was $7,403,789 in excess of its required net capital of $100,000. The Company's net capital ratio was .11 to 1. The net capital rule may effectively restrict the payment of cash distributions to members.

Although the Company is not exempt from SEC rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances or securities for any person defined as a customer under rule 17a-5(c)(4).

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 7. Cash Concentrations

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at financial institutions located in the United States. The Company had cash at December 31, 2006 that exceeded the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.